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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                  (Rule 13e-4)
                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         CABLEVISION SYSTEMS CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

       OPTIONS TO PURCHASE CABLEVISION NY GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $20.00, AND
           STOCK APPRECIATION RIGHTS ISSUED IN CONJUNCTION WITH THESE
                      OPTIONS UNDER THE EMPLOYEE STOCK PLAN
                         (Title of Class of Securities)

                                    12686C109
         (CUSIP Number of Class of Securities (Underlying Common Stock))


                            VICTORIA D. SALHUS, ESQ.
                SENIOR VICE-PRESIDENT AND DEPUTY GENERAL COUNSEL
                         CABLEVISION SYSTEMS CORPORATION
                               1111 STEWART AVENUE
                            BETHPAGE, NEW YORK 11714
                                 (516) 803-2300
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              MAX J. SCHWARTZ, ESQ.
                             SULLIVAN & CROMWELL LLP
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                            CALCULATION OF FILING FEE
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     Transaction Valuation*                      Amount of Filing Fee
--------------------------------------------------------------------------------
         $92,024,784.26                               $18,404.96
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,300,577 shares of Class A Common Stock of Cablevision Systems Corporation and rights with respect to 7,980,635 shares of Class A Common Stock that have an aggregate value of $92,024,784.26 as of January 17, 2003 will be exchanged pursuant to this offer. The aggregate value of such options and rights was calculated based on the Black-Scholes option pricing model. Cablevision paid the filing fee on January 21, 2003.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  Not applicable.     Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.   Date Filed:  Not applicable.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_| third party tender offer subject to Rule 14d-1.
         |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|
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

ITEM 1.  SUMMARY TERM SHEET.

The information under "Summary Term Sheet" in the Offer to Exchange, dated January 23, 2003, attached as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Cablevision Systems Corporation, a Delaware corporation, and the address and telephone number of its principal executive office is 1111 Stewart Avenue, Bethpage, New York 11714, (516) 803-2300. The information in the Offer to Exchange under Section 9 ("Information About Cablevision Systems Corporation") is incorporated herein by reference.

(b) This statement on Schedule TO relates to an offer by Cablevision to its employees to exchange all stock options to purchase shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share, that have an exercise price of more than $20.00 and all stock appreciation rights issued in conjunction with such options, for restricted shares of Class A Common Stock. The restricted shares will be granted under the Amended and Restated Employee Stock Plan and upon the terms and subject to the conditions described in the Offer to Exchange and the related letter of transmittal attached as Exhibits (a)(1) and (2), respectively. The Employee Stock Plan is considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. As of January 17, 2003, options to purchase 10,300,577 shares of common stock and rights with respect to 7,980,635 shares of common stock are eligible for exchange in this offer. The information in the Offer to Exchange under Section 1 ("Number of Restricted Shares; Expiration Date"), Section 5 ("Acceptance of Options and Rights for Exchange and Cancellation; Issuance of Restricted Shares"), and Section 8 ("Source and Amount of Consideration; Terms of Restricted Shares") is incorporated herein by reference.

(c) The information in the Offer to Exchange under Section 7 ("Price Range of Common Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information under Item 2(a) above and in Annex A to the Offer to Exchange ("Information about the Directors and Executive Officers of Cablevision Systems Corporation") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)    The information in the Offer to Exchange under "Summary Term Sheet,"
       Section 1 ("Number of Restricted Shares; Expiration Date"), Section 3 ("Procedures for Exchanging Options and Rights"), Section 4 ("Change in Election; Withdrawal Rights"), Section 5 ("Acceptance of Options and Rights for Exchange and Cancellation; Issuance of Restricted Shares"),
       Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Shares"), Section 11 ("Status of Options and Rights Accepted by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"),
       Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) Non-employee directors are not eligible to participate in this offer. The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options and Rights") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options and Rights") is incorporated by reference. The Amended and Restated Employee Stock Plan filed as Exhibit (d)(1) and the form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan filed as Exhibit (d)(2) contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information in the Offer to Exchange under Section 5 ("Acceptance of Options and Rights for Exchange and Cancellation; Issuance of Restricted Shares") and Section 11 ("Status of Options and Rights Accepted by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information in the Offer to Exchange under Section 9 ("Information about Cablevision Systems Corporation") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a) The information in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Shares") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b)    Not applicable.

(d)    Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information in Annex A to the Offer to Exchange ("Information about the Directors and Executive Officers of Cablevision Systems Corporation") is incorporated herein by reference.

(b) The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options and Rights") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The information in the Offer to Exchange under Section 9 ("Information about Cablevision Systems Corporation") and Section 16 ("Additional Information"), Item 8 of Cablevision's Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2001 and Item 1 of Cablevision's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 is incorporated herein by reference.

(b)    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a) The information in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options and Rights") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)    Not applicable.

ITEM 12.  EXHIBITS.

(a)(1) Offer to Exchange, dated January 23, 2003.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Withdrawal.

(a)(4) Form of Letter to Option and Rights Holders Describing the Offer.

(a)(5) Form of E-mail to Option and Rights Holders Describing the Offer.

(a)(6) Form of E-mail Notifying Option and Rights Holders that Options and Rights Properly Elected for Exchange are Accepted.

(a)(7) Form of Option Award Statement.

(a)(8) Cablevision Systems Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(9) Cablevision Systems Corporation Amendment to Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 10-K/A on April 30, 2002, is incorporated herein by reference.

(a)(10)Cablevision Systems Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, is incorporated herein by reference.

(b)    Not applicable.

(d)(1) Amended and Restated Employee Stock Plan.

(d)(2) Form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan.

(d)(3) Agreement, dated November 7, 2002, between Cablevision Systems Corporation and William J. Bell.

(d)(4) Agreement, dated December 17, 2002, between Cablevision Systems Corporation and Robert S. Lemle.

(d)(5) Depositary Agreement, dated as of January 23, 2003, between Cablevision Systems Corporation and Mellon Investor Services LLC.

(g)    Not applicable.

(h)    Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)    Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            CABLEVISION SYSTEMS CORPORATION


                                            By  /s/ William Bell
                                                --------------------------------
                                                Name:    William J. Bell
                                                Title:   Vice-Chairman
Dated:  January 23, 2003

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION OF EXHIBIT
-------     ----------------------

(a)(1)      Offer to Exchange, dated January 23, 2003.

(a)(2)      Form of Letter of Transmittal.

(a)(3)      Form of Notice of Withdrawal.

(a)(4)      Form of Letter to Option and Rights Holders describing the
            Offer.

(a)(5)      Form of E-mail to Option and Rights Holders Describing the
            Offer.

(a)(6) Form of E-mail Notifying Option and Rights Holders that Options and Rights Properly Elected for Exchange are Accepted.

(a)(7)      Form of Option Award Statement.

(a)(8) Cablevision Systems Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(9) Cablevision Systems Corporation Amendment to Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 10-K/A on April 30, 2002, is incorporated herein by reference.

(a)(10) Cablevision Systems Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, is incorporated herein by reference.

(b)         Not applicable.

(d)(1)      Amended and Restated Employee Stock Plan.

(d)(2) Form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan.

(d)(3) Agreement, dated November 7, 2002, between Cablevision Systems Corporation and William J. Bell.

(d)(4) Agreement, dated December 17, 2002, between Cablevision Systems Corporation and Robert S. Lemle.

(d)(5) Depositary Agreement, dated as of January 23, 2003, between Cablevision Systems Corporation and Mellon Investor Services LLC.

(g)         Not applicable.

(h)         Not applicable.